(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Nine Months Ended 31 January 2012 and 2011

(Unaudited - Expressed in Canadian Funds)

MANAGEMENT’S COMMENTS ON

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Pacific North West Capital Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed consolidated interim financial statements by an entity’s auditor.

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Financial Position As at 31 January 2012 and 30 April 2011 (Unaudited)
(Expressed in Canadian Dollars)

	31 January 2012	30 April 2011

Assets
Current
Cash and cash equivalents	$3,895,513	$3,880,196
Amounts receivable (Note 3)	223,398	219,746
Prepaid expenses and deposits	395,633	173,765
Available-for-sale investments (Note 4)	1,488,106	4,815,763

	6,002,650	9,089,470

Equity investment (Note 4)	603,960	-
Property, plant and equipment(Note 5)	160,625	124,123
Exploration and evaluation properties(Note 6)	8,818,611	6,362,048

	$15,585,846	$15,575,641

Liabilities
Current
Trade payables and accrued liabilities	$224,424	$403,338
Flow-through tax liabilities (Note 7)	656,691	77,314

	881,115	480,652
Equity
Share capital (Note 7)	34,693,683	31,282,121
Reserves	6,164,730	7,255,566
Deficit	(26,153,682)	(23,442,698)

	14,704,731	15,094,989

	$15,585,846	$15,575,641

Nature of operations and going concern(Note 1 )

Commitments(Note 13)

Subsequent events(Note 14)

Approved and Authorized for Issue by the Board on 12 March 2012:

“Harry Barr”                     , Director

“Jordan Point”                  , Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Loss and Comprehensive Loss For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

	Three months ended 31 January 2012 $	Three months ended 31 January 2011 $	Nine months ended 31 January 2012 $	Nine months ended 31 January 2011 $
		(Note 15)		(Note 15)
General and Administrative Expenses
Accounting & audit	1,589	-	11,147	4,000
Consulting fees	140,420	54,811	263,727	136,806
Corporate development	4,992	9,110	48,572	53,758
Depreciation	8,779	7,382	26,340	22,145
Director fees	7,500	5,500	23,000	17,000
Insurance, licenses & fees	17,426	8,356	37,660	43,828
Investor & shareholder relations	152,992	25,617	400,552	85,013
Legal	-	3,313	30,199	12,623
Management fees	85,914	64,567	366,195	153,422
Office (recovery)	(548)	13,755	96,349	40,654
Rent	37,883	7,012	53,273	30,526
Salaries & benefits	107,950	51,886	280,205	132,416
Share-based payments (Note 7f)	18,494	18,279	365,425	58,409
Telephone & utilities	8,565	3,291	20,074	12,184
Transfer agent and regulatory fees	5,202	5,960	63,262	26,902
Travel, lodging & food	41,885	10,219	188,306	34,740
Vehicle lease	3,057	3,057	9,172	9,172

Loss before other items	(642,100)	(292,115)	(2,283,458)	(873,598)

Other items
Foreign exchange, net	51,248	(10,164)	87,879	(5,870)
Gain (loss) on sale of investments (Note 4)	(293,708)	164,841	(290,832)	(131,073)
Interest and bank charges	(1,268)	(4,111)	(3,894)	(5,245)
Interest and other income	10,295	5,222	26,540	17,276
Net loss on equity investment (Note 4)	(129,370)	-	(129,370)	-
Unrealized loss on share purchase warrants (Note 4)	-	-	(117,849)	-

Net loss for the period	(1,004,903)	(136,327)	(2,710,984)	(998,510)

Other comprehensive income (loss) Unrealized gain (loss) on available-for-sale securities (Note 4)	(24,590)	(158,700)	(2,076,221)	841,576
Comprehensive loss for the period	(1,029,493)	(295,027)	(4,787,205)	(156,934)
Loss per share – basic and diluted	(0.010)	(0.002)	(0.028)	(0.015)
Comprehensive loss per share – basic and diluted	(0.010)	(0.004)	(0.050)	(0.002)
Weighted average number of shares outstanding	103,394,796	67,643,008	95,259,527	67,610,762

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Cash Flows For the nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

	Nine months ended 31 January 2012	Nine months ended 31 January 2011
		(Note 15)
Cash flows from operating activities
Loss for the period	$(2,710,984)	$(998,510)
Items not affecting cash:
Depreciation	26,340	22,145
Foreign exchange loss (gain)	(53,518)	62,187
Loss on sale of investments	290,832	(131,073)
Net loss on equity investment	129,370	-
Share-based payments	365,425	58,409
Unrealized loss on share purchase warrants	117,849	-
Changes in non-cash operating working capital:
Amounts receivable	(3,652)	36,971
Prepaid expenses and deposits	(221,868)	(11,728)
Trade payables and accrued liabilities	(178,914)	(63,285)

	(2,239,120)	(1,024,884)

Cash flows from investing activities
Exploration and evaluation expenditures	(3,274,649)	(779,688)
Purchase of available-for-sale securities	(354,467)	(1,624,039)
Purchase of property, plant and equipment	(62,842)	(4,009)
Sale of available-for-sale securities	1,055,392	1,199,061

	(2,636,566)	(1,208,675)

Cash flows from financing activities
Issuance of common shares, net	4,891,003	-

Increase (decrease) in cash and cash equivalents	15,317	(2,233,559)

Cash and cash equivalents – Beginning of period	3,880,196	4,475,681

Cash and cash equivalents – End of period	$3,895,513	$2,242,122

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Exploration expenditures included in accounts payable	$54,215	-
Shares issued for mineral properties	$19,250	11,000
Shares received for mineral properties	$591,500	-

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Pacific North West Capital Corp. Condensed Consolidated Interim Statements of Changes in Equity For the nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

			Reserves
	Number of Common Shares	Share Capital	Stock Options Reserve	Warrants Reserve	Performance Shares Reserve	Available-for- sale investments Reserve	Deficit	Total Equity
		$	$	$	$	$	$	$
Balance – 1 May 2010	67,543,008	26,253,869	2,528,382	1,983,859	10,000	(393,502)	(19,126,505)	11,256,103
Common shares issued for properties	100,000	11,000	-	-	-	-	-	11,000
Share-based payments	-	-	46,409	-	-	-	-	46,409
Performance shares allotted (Note 7e)	-	-	-	-	12,000	-	-	12,000
Unrealized gain on investments (Note 4)	-	-	-	-	-	841,576	-	841,576
Loss for the period	-	-	-	-	-	-	(998,510)	(998,510)
Balance – 31 January 2011(Note 15)	67,643,008	26,264,869	2,574,791	1,983,859	22,000	448,074	(20,125,015)	11,168,578
Common shares issued for cash	9,248,333	2,774,500	-	-	-	-	-	2,774,500
Flow-through common shares issued for cash	644,286	225,500	-	-	-	-	-	225,500
Flow-through tax liability	-	(77,314)	-	-	-	-	-	(77,314)
River Valley acquisition (Note 6a, 7b and 7g)	8,117,161	2,435,148	-	675,570	-	-	-	3,110,718
Value assigned to warrants	-	(331,618)	-	331,618	-	-	-	-
Share issue costs	-	(30,214)	-	-	-	-	-	(30,214)
Exercise of stock options	85,000	21,250	-	-	-	-	-	21,250
Share-based payments	-	-	184,784	-	-	-	-	184,784
Performance shares allotted (Note 7e)	-	-	-	-	28,500	-	-	28,500
Unrealized loss on investments (Note 4)	-	-	-	-	-	1,050,650	-	1,050,650
Reclassification of gain on investments (Note 4)	-	-	-	-	-	(44,280)	-	(44,280)
Loss for the period	-	-	-	-	-	-	(3,317,683)	(3,317,683)
Balance – 30 April 2011	85,737,788	31,282,121	2,759,575	2,991,047	50,500	1,454,444	(23,442,698)	15,094,989
Common shares issued for cash	3,689,833	1,058,300	-	-	-	-	-	1,058,300
Flow-through common shares issued for cash	13,734,593	2,999,463	-	-	-	-	-	2,999,463
Common shares issued for properties	175,000	19,250	-	-	-	-	-	19,250
Value assigned to warrants	-	(674,444)	-	674,444	-	-	-	-
Share issue costs	-	(157,243)	-	12,000	-	-	-	(145,243)
Exercise of stock options	310,000	146,236	(47,484)	-	-	-	-	98,752
Exercise of performance shares	100,000	20,000	-	-	(19,000)	-	-	1,000
Share-based payments (Note 7f)	-	-	365,425	-	-	-	-	365,425
Unrealized loss on investments (Note 4)	-	-	-	-	-	(2,076,221)	-	(2,076,221)
Loss for the period	-	-	-	-	-	-	(2,710,984)	(2,710,984)
Balance – 31 January 2012	103,747,214	34,693,683	3,077,516	3,677,491	31,500	(621,777)	(26,153,682)	(14,704,731)

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

1.	Nature of operations and going concern

Pacific North West Capital Corp. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (“PGMs”), precious and base metals mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

The Company’s condensed consolidated interim financial statements as at 31 January 2012 and for the nine month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has a net loss of $2,710,984 for the nine month period ended 31 January 2012 (2011 - $998,510) and has working capital of $5,121,535 at 31 January 2012 (30 April 2011 - $8,608,818).

The Company had cash and cash equivalents of $3,895,513 as at 31 January 2012 (30 April 2011 - $3,880,196), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital. If the Company is unable to raise additional capital in the immediate future, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures or cease operations. These condensed consolidated interim financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company’s registered office is Suite 650 - 555 West 12th Avenue, Vancouver, British Columbia, V5Z 3X7.

2.	Significant accounting policies

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s third condensed consolidated interim financial statements prepared in accordance with IAS 34 and IFRS using accounting policies consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on 30 April 2012, the Company’s first annual IFRS reporting date. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s first condensed consolidated interim financial statements prepared in accordance with IAS 34 and IFRS for the period ended 31 July 2011 as well as the Company’s annual financial statements for the year ended 30 April 2011 prepared in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”).

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

2.	Significant accounting policies (continued)

Consolidation

These condensed consolidated interim financial statements include the accounts of the Company’s wholly owned US and Mexican subsidiaries, Pacific North West Capital Corp. USA, Pacific North West Capital de Mexico, S.A. de C.V., respectively. Inter-company balances are eliminated upon consolidation.

Investments in Entities Subject to Significant Influence

The Company has equity interests in an entity on which it exercises significant influence. These interests are recorded as investments accounted for using the equity method. The investments are initially recorded at the consideration amounts given up on the dates the equity interests were acquired. Thereafter, the Company records additional funds invested and its share of the equity investees’ earnings or loss as an increase or decrease to the carrying amounts of its investments.

Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the fair value measurements for financial instruments and share-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, the recoverability and measurement of deferred tax assets and liabilities, and ability to continue as a going concern. Actual results may differ from those estimates and judgments.

New Accounting Standards and Interpretations

IFRS 9, “Financial Instruments”
IFRS 7 (Amendment), “Financial Instruments: Disclosures”
IAS 12 (Amendment), “Income Taxes”
IFRS 10, “Consolidated Financial Statements”
IFRS 11, “Joint Arrangements”
IFRS 12, “Disclosure of Interests in Other Entities”
IFRS 13, “Fair Value Measurement”
IAS 27 (Amendment), “Separate Financial Statements”
IAS 28 (Amendment), “Investments in Associates and Joint Ventures”

The Company anticipates that the application of these standards and amendments will not have a material impact on the results and financial position of the Company.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

3.	Amounts receivable

	31 January 2012	30 April 2011
Harmonized Sales Tax / Goods and Services Tax credit	$183,999	$184,818
Accrued interest on short-term investments	1,112	-
Due from El Nino Ventures Inc. (“El Nino”)	7,895	2,831
Due from Fire River Gold Corp. (“Fire River”)	-	18,073
Due from Next Gen Metals Inc. (“Next Gen”)	30,392	6,747
Other receivables	-	7,277
Total	$223,398	$219,746

4.	Investments

a.	Available-for-sale investments and warrant investments

	31 January 2012		30 April 2011
	Cost	Fair Value	Cost	Fair Value
Fire River Gold Corp. 1,965,000 (30 April 2011 – 5,353,000) common shares and 575,000 (30 April 2011 – 2,487,500) 325,000 warrants expire on 12 May 2012 and 250,000 warrants expire on 24 June 2012	$1,015,464	$456,128	$2,496,995	$3,108,758
El Niño Ventures Inc. 2,459,456 (30 April 2011 – 5,789,142) common shares and 1,085,714 (30 April 2011 – 4,142,856) share purchase warrants. 285,714 warrants expire on 29 September 2012 and 800,000 warrants expire on 5 October 2013	396,379	418,747	443,344	938,036
Next Gen Metals Inc. 4,333,334 (30 April 2011 – 333,333) share purchase warrants. 333,334 warrants expire on 3 February 2012 and 4,000,000 warrants expire on 26 September 2015	169,810	164,490	155,000	300,850
Foran Mining Corporation 27,000 (30 April 2011 – 46,000) common shares	13,252	21,600	19,714	44,620
Other marketable securities	580,418	427,141	426,000	423,499
	$2,175,323	$1,488,106	$3,541,053	$4,815,763

The above investments have been accounted for using the fair value method. All investments represent less than a 5% ownership of the respective. Fire River and El Niño are companies that have certain directors in common with the Company.

During the nine month period ended 31 January 2012, the Company sold 3,388,000 common shares of Fire River for proceeds of $1,038,924 resulting in a loss of $ 296,490.

During the nine month period ended 31 January 2012, the Company sold 69,000 common shares of other marketable securities for proceeds of $16,468 resulting in a gain of $5,658.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

4.	Investments (continued)

b.	Equity investment

The Company accounts for its investment in Next Gen under the equity method of accounting.

	31 January 2012			30 April 2011
	Number of shares	Company’s interest on the investee	Quoted market price/share	Number of shares	Company’s interest on the investee	Quoted market price/share
Next Gen Metals Inc.	5,766,667	22%	$0.08	1,216,667	5%	$0.24	\

The Company acquired the investment in Next Gen through a combination of cash transactions and as part of the agreement for sale of resource properties (Note 6d).

	Date acquired	Number of shares acquired	Acquisition value	Company’s interest on the investee at date of transaction
Next Gen Metals Inc.	3 August 2010	1,216,667	$155,000	5%
	26 September 2011	4,550,000	$591,500	17%
	As at 31 January 2012	5,766,667	$746,500	22%

Movements on equity investments for the nine months ended 31 January 2011 are as follows:

Next Gen Metals Inc.
Balance – 30 April 2011	$-
Additions	746,500
Dilution loss	(13,170)
Company’s share of net loss	(129,370)
Balance – 31 January 2012	$603,960

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

5.	Property, plant and equipment

A summary of the changes in the Company’s property, plant and equipment for the nine months ended 31 January 2012 is as follows:

	Automobile	Furniture and office equipment	Total

Cost
At 30 April 2011	$122,947	$266,609	$389,556
Additions	-	62,842	62,842
Disposals	-	-	-
At 31 January 2012	$122,947	$329,451	$452,398

Depreciation
At 30 April 2011	$66,018	$199,415	$265,433
Change for the period	12,809	13,531	26,340
At 31 January 2012	$78,827	$212,946	$291,773

Net book value
At 30 April 2011	$56,929	$67,194	$124,123
At 31 January 2012	$44,120	$116,505	$160,625

A summary of the changes in the Company’s property, plant and equipment for the year ended 30 April 2011 is as follows:

	Automobile	Furniture and office equipment	Total

Cost
At 30 April 2010	$86,470	$252,573	$339,043
Additions	36,477	14,036	50,513
Disposals	-	-	-
At 30 April 2011	$122,947	$266,609	$389,556

Depreciation
At 30 April 2010	$55,240	$176,910	$232,150
Change for the year	10,778	22,505	33,283
At 30 April 2011	$66,018	$199,415	$265,433

Net book value
At 30 April 2010	$31,230	$75,663	$106,893
At 30 April 2011	$56,929	$67,194	$124,123

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties

A summary of the changes in the Company’s exploration and evaluation properties for the nine months ended 31 January 2012 is as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
Acquisition costs
Balance, 30 April 2011	$3,189,989	$60,000	$73,954	$75,000	$-	$3,398,943
Additions	146,300	61,000	58,250	30,000	1,370	296,920
Balance, 31 January 2012	$3,336,289	$121,000	$132,204	$105,000	$1,370	$3,695,863

Exploration and evaluation costs
Balance, 30 April 2011	$902,055	$594,046	$1,355,311	$111,693	$-	$2,963,105
Assaying	506,990	-	164,514	-	-	671,504
Drilling	1,517,182	-	-	-	-	1,517,182
Engineering and geological consulting	322,199	4,054	22,043	32,575	197,671	578,542
Field expenses	136,106	-	-	-	-	136,106
Geophysics	318,996	-	-	-	-	318,996
Governmental credits	-	-	(300,850)	-	-	(300,850)
Amounts recovered or received	(120,337)	-	(641,500)	-	-	(761,837)
Balance, 31 January 2012	$3,583,191	$598,100	$599,518	$144,268	$197,671	$5,122,748

Total	$6,919,480	$719,100	$731,722	$249,268	$199,041	$8,818,611

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

A summary of the changes in the Company’s exploration and evaluation properties for the year ended 30 April 2011 is as follows:

	River Valley	BC Rock & Roll	Destiny Gold	Burkina Faso	Other properties	Total
Acquisition costs
Balance, 1 May 2010	$1	$14,500	$43,454	$-	$788,052	$846,007
Additions	3,189,988	45,500	30,500	75,000	43,310	3,384,298
Write-down due to impairment	-	-	-	-	(831,362)	(831,362)
Balance, 30 April 2011	$3,189,989	$60,000	$73,954	$75,000	$-	$3,398,943

Exploration and evaluation costs
Balance, 1 May 2010	$-	$437,175	$914,795	$-	$1,701,617	$3,053,587
Assaying	-	-	9,640	-	-	9,640
Engineering and geological consulting	902,055	156,871	428,702	111,693	47,543	1,646,864
Field expenses	-	-	2,174	-	-	2,174
Governmental credits	-	-	-	-	(47,535)	(47,535)
Property fees	-	-	-	-	29,723	29,723
Amounts recovered or received	-	-	-	-	(13,158)	(13,158)
Write-down due to impairment	-	-	-	-	(1,718,190)	(1,718,190)
Balance, 30 April 2011	$902,055	$594,046	$1,355,311	$111,693	$-	$2,963,105

Total	$4,092,044	$654,046	$1,429,265	$186,693	$-	$6,362,048

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

a.	River Valley, Ontario

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited (“Kaymin”), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property (these claims were allowed to lapse on 12 December 2006), the Washagami property (these claims were allowed to lapse on 10 December 2008), the Razor property and the Western Front property (Notes 6a(i)-6a(iv) respectively), in the Sudbury Region of Ontario. During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

Kaymin continued to fund exploration under the terms of the joint venture until 2007 and invested over $22 million in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project above and beyond the minimal holding costs.

By way of a Mineral Interest Assignment Agreement dated for reference 13 December 2010, as amended on 6 April 2011 (the “Assignment Agreement”), the Company completed the purchase of Kaymin’s 50% interest in the River Valley claims, providing the Company with an undivided 100% interest in the River Valley PGM Project. Under the terms of the Assignment Agreement, Kaymin exchanged its 50% interest in the joint venture, for a 12% interest in the Company, based on the issued and outstanding common shares of the Company as of 30 November 2010 (67,543,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

8,117,161 fully paid and non-assessable common shares of the Company (issued) (Note 7b); and

Three-year warrants exercisable to purchase 3,000,000 common shares of the Company at a price of $0.30 per common share (issued) (Notes 7b and 7g).

Included in the River Valley PGM Project are the following:

(i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% Net Smelter Return (“NSR”). The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

(ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

a.	River Valley, Ontario (continued)

(iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

(iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

b.	BC Rock & Roll, British Columbia

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 kilometres ("km") west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Letter Agreement, the Company can earn a 100% interest in the Property over a four year period by completing $2,000,000 ($595,285 incurred) in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 of the Company's shares (100,000 shares issued) (Note 7b). The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The property is also subject to an underlying NSR of 3% and an underlying Net Profits Interest Royalty ("NPI") of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable by the Forrest Syndicate and/or heirs and assignees in their entirety for $1,500,000 each.

c.	Glitter Lake Property, Québec

By agreement dated 15 August 2003, as amended on 30 April 2006, the Company could acquire, from CanAlaska Uranium Ltd. (“CanAlaska”), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, could issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008) as follows:

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

c.	Glitter Lake Property, Québec (continued)

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009	(partially completed)	-	-	200,000
On or before 15 April 2010	(agreement terminated)	-	-	300,000
Total		$45,000	60,000	$700,000

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska assigned 100% interest in the Glitter Lake property to the Company for approximately $83,600 in payment of CanAlaska’s remaining lease obligations to the Company that ended in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

A joint venture partner is being sought to further explore the Glitter Lake property.

d.	Destiny Gold Project, Québec

In September 2009, the Company entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec (the "Alto Option Agreement”). The property consists of 175 mining claims totalling 7,260 hectares ("ha"). Under the terms of the Alto Option Agreement, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company (Notes 7b), and complete a cumulative total of $3,500,000 in exploration expenditures over a four year period, with minimum exploration expenditures of $1,400,000 to earn a 60% interest in the Destiny Gold property as follows:

		Payments	Shares	Minimum Exploration Expenditures
Upon execution of agreement	(paid/issued)	$25,000	25,000	$-
On or before 31 December 2009	(incurred)	-	-	300,000
On or before 28 July 2010	(paid/issued)	25,000	50,000	-
On or before 31 December 2010	(incurred)	-	-	300,000
On or before 28 July 2011	(paid/issued)	50,000	75,000	-
On or before 31 December 2011	(partially incurred)	-	-	400,000
On or before 28 July 2012		50,000	100,000	-
On or before 31 December 2012		-	-	400,000
On or before 28 July 2013		50,000	-	-
Total		$200,000	250,000	$1,400,000

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

d.	Destiny Gold Project,Quebec (continued)
On 8 August 2011, the Company entered into a Letter Agreement (the “LA”) with Next Gen Metals Inc. whereby Next Gen was granted an option to acquire the Company's 60% earn-in option interest ("Option Interest") in the Destiny Gold Project which Option Interest was granted to the Company pursuant to an agreement with Alto.

Under the terms of the LA, the Company will grant to Next Gen an irrevocable right and option to acquire the Company's right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from the date of issuance, all of which are due as follows:

Cash: Next Gen paid to the Company $50,000 on signing the LA and will make the balance of the cash payments to the Company in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares (issued) upon Next Gen's delivery to the Company of a notice of commencement of the Option; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to the Company upon Next Gen's delivery to the Company of a notice of commencement of the option. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, shares and warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under the Company’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. The Company will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the Option Interest from the Company to Next Gen in accordance with the terms of the LA.

e.	Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. (“Hunter”), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows:

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

e.	Nickel Plats, Saskatchewan (continued)

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011*	(paid)	20,000	-	-
On or before 30 April 2012*		20,000	-	-
On or before 30 April 2013*		20,000	-	-
Total		$150,000	250,000	$-

* The payments of $20,000 are Advanced Royalty Payments based on the price of nickel maintaining a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement. In the case that the price of nickel does not maintain a minimum price of US$6.00/lb in the three months preceding each of the 4th, 5th and 6th anniversary of the agreement, the dollar amount of the Advanced Royalty Payments will be less than $20,000 on the 4th, 5th and 6th anniversary of the agreement and the actual dollar amount will be negotiated between Hunter and the Company at the time of the anniversary.

An additional 100,000 shares may be issued upon the vesting of a 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

By agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

A joint venture partner is being sought to further explore the Nickel Plats Project.

f.	Tonsina Property, Alaska

The Tonsina property, presently defined, consists of 46 mining claims in the State of Alaska, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June, 2006. These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. km (744.62 ha, or 7,360 acres), herein referred to as the “Tonsina property”. The claims are owned 100% by the Company. A joint venture partner is being sought to further explore the project.

The Company acquired certain mineral claims by staking in Alaska. On 6 June 2007, the Company entered into an option agreement with Stillwater pertaining to ongoing exploration on the property (the “Stillwater Option Agreement”). Under the terms of the Stillwater Option Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

g.	Kane Property, Alaska

In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

h.	Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company acquired from Freegold Ventures Limited (“Freegold”), a company that formerly had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn a 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date(issued)	$-	30,000	$-
- On or before 1 July 2003(paid/incurred)	20,000	-	30,000
- On or before 30 January 2004(issued)	-	30,000	-
- On or before 1 July 2004(paid/incurred)	20,000	-	30,000
- On or before 1 July 2005(paid/incurred)	30,000	-	340,000
- On or before 1 July 2006(paid/incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following the vesting of its 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting. This election was not made.

Under the terms of the agreement, the Company, upon the vesting of its 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued and accounted for in a previous year.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property.

Freegold and the Company are seeking a joint venture partner to further develop this project.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

6.	Exploration and evaluation properties (continued)

i.	Burkina Faso, Africa

On 18 January 2011, the Company entered into an agreement with Somitra to acquire 100% interest in the properties of Kangara, Kalempo and Lhorosso. The Company can earn a 100% interest in the properties under the following terms of the agreements:

  US$75,000 on signing of the agreement (paid);
  US$30,000 on six months following the signing of the agreement (paid);
  US$105,000 on the first anniversary of the signing of the agreement;
  US$120,000 on the second anniversary of the signing of the agreement;
  US$150,000 on the third anniversary of the signing of the agreement; and
  After completion of transferring the claims, the Company is required to issue 450,000 common shares of the Company to Somitra or pay the sum of US$135,000.

Each property is subject to a 1.0% NSR with the buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

j.	Heaven Lake PGM, Gold Project, Ontario

On 13 December 2010, the Company staked 220 square kilometres 10 km north of Lac des Iles Mine, North of Thunder Bay, Ontario The property covers entire Heaven Lake Greenstone Belt. The project lies near the junction of Highway 527 and Road 811, midway between Thunder Bay and the railway community of Armstrong.

k.	River Valley East and West PGM Project, Ontario

On 15 September 2011, the Company staked 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario. The newly acquired claim group is located east of the city of Sudbury, in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams. The property is situated to the east of the Sudbury Basin and north of Highway 17. It covers two rock groups that host significant concentrations of Platinum Group Metals mineralization - the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

7.	Share capital

Authorized

The Company’s authorized share capital consists of an unlimited number of common voting shares and preferred voting shares without par value.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

Issued and outstanding

a.	Private placements

On 15 March 2011, the Company closed the non-brokered private placement of 9,248,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35. A total of 644,286 flow-through units at $0.35 per unit were also placed. Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of one year. The Company paid finder's fee of $24,775 in cash. This issuance of flow-through shares resulted in a flow-through tax liability of $77,314 at the date of issue.

On 13 July 2011, the Company closed the first tranche non-brokered private placement of 2,583,333 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35. A total of 4,332,141 flow-through units at $0.35 per unit were also placed. Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of 18 months. The Company paid finder’s fees of $68,750 in cash. This issuance of flow-through shares resulted in a flow-through tax liability of $259,928 at the date of issue.

On 18 July 2011, the Company closed the second and final tranche non-brokered private placement of 620,000 non flow-through units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35. A total of 210,000 flow-through units at $0.35 per unit were also placed. Each flow-through unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company at $0.45 for a period of 18 months. The Company paid finder’s fees of $12,975 in cash. This issuance of flow-through shares resulted in a flow-through tax liability of $15,750 at the date of issue.

On 26 October 2011, the Company completed the first tranche of its non‑brokered private placement and issued an aggregate of 8,075,452 flow-through units at $0.22 per flow-through unit for proceeds of $1,776,600. Each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through tax liability of $242,264 at the date of issue.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

a.	Private placements (continued)

On 21 November 2011, the Company closed the second and final tranche of the non-brokered private placement, the Company issued 486,500 non flow-through units at $0.20 per unit for gross proceeds of $97,300, with each unit consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of 18 months at an exercise price of $0.30.

Also in its second tranche, the Company issued 1,117,000 flow-through units at $0.22 cents per unit for gross proceeds of $245,740, with each flow-through unit consisting of one common share in the capital of the Company and one-half of one non-transferable non flow-through share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non flow-through common share of the Company for a period of 18 months at an exercise price of $0.32. This issuance of flow-through shares resulted in a flow-through tax liability of $61,435 at the date of issue.

All securities issued pursuant to the first tranche closing are subject to a hold period expiring February 27, 2012. In connection with the closing of both tranches of the financing, the Company paid finder’s fees of $62,474 in cash.

b.	Other

During the year ended 30 April 2011, 50,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Note 6b) and 50,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold project (Note 6d).

During the year ended 30 April 2011, the Company purchased the remaining 50% interest in the unincorporated joint venture of the River Valley PGM project from Anglo Platinum Limited through its wholly-owned subsidiary, Kaymin Resources Ltd., issuing 8,117,161 non-assessable common shares of the Company and three-year warrants to purchase up to 3,000,000 common shares of the Company at a price of $0.30 per common share (Notes 6a and 7g).

During the nine month period ended 31 January 2012, 100,000 shares at a deemed price of $0.11 per share were issued for the acquisition of the BC Rock & Roll project (Note 6b) and 75,000 shares at a deemed price of $0.11 per share were issued for the acquisition of Destiny Gold project (Note 6d).

c.	Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes. This allows the expenditures to flow-through to the subscriber for tax purposes. The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration. The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

d.	Exercise of Warrants and Options

During the nine month period ended 31 January 2012, a total of 310,000 stock options were exercised (30 April 2011 - 85,000) at $0.30 per share (30 April 2011 – $0.25 per share).

e.	Performance Shares

A total of 2,697,990 performance shares are reserved for issue. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

As at 31 January 2012, a total of 750,000 performance shares have been exercised and issued (30 April 2011 – 750,000 shares) at $0.01 per share.

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Engineering to the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
50,000	4 January 2010	(allotted as at 30 April 2010*, cancelled)
50,000	4 June 2010	(allotted as at 31 July 2010**, cancelled)
50,000	4 December 2010	(allotted as at 31 January 2011***, cancelled)
50,000	4 June 2011	(cancelled)
50,000	4 December 2011	(cancelled)
50,000	4 June 2012	(cancelled)
300,000

* 50,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2010. The fair market value of the performance shares at the date of allotment/accrual was $10,000 and was recorded in the accounts as share-based payments. The offsetting entry is to performance shares reserve.

** 50,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $5,500 and was recorded in the accounts as share-based payments. The offsetting entry is to performance shares reserve.

*** 50,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $6,500 and was recorded in the accounts as stock-based compensation. The offsetting entry is to performance shares reserve.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

c.	Performance Shares (continued)

During the current year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to the Senior Vice-President of Corporate and Business Development of the Company. These shares are to be granted at the discretion of the Board as follows:

Shares	Grant Date
150,000	1 February 2011	(allotted as at 30 April 2011*)
75,000	1 August 2011
75,000	1 February 2012
300,000

* 150,000 performance shares were reserved for issuance at $0.01 per share during the year ended 30 April 2011. The fair market value of the performance shares at the date of allotment/accrual was $28,500 and was recorded in the accounts as share-based payments. The offsetting entry is to performance shares reserve.

f.	Share Purchase Options

A summary of the Company’s options at 31 January 2012 and the changes for the nine month period ended 31 January 2012 are as follows:

Number outstanding 30 April 2011	Granted	Exercised	Expired	Cancelled	Number outstanding 31 January 2012	Exercise price per share	Expiry date
50,000	-	-	50,000	-	-	$0.50	8 May 2011
20,000	-	-	20,000	-	-	$0.50	19 May 2011
703,000	-	40,000	-	-	663,000	$0.25	5 November 2014
150,000	-	-	-	-	150,000	$0.25	14 February 2017
595,000	-	50,000	-	-	545,000	$0.25	18 May 2017
230,000	-	-	-	-	230,000	$0.25	11 October 2017
130,000	-	-	-	-	130,000	$0.25	29 October 2017
910,000	-	-	-	55,000	855,000	$0.60	22 February 2013
100,000	-	-	-	100,000	-	$0.50	11 June 2013
930,000	-	70,000	-	-	860,000	$0.25	22 April 2014
125,000	-	-	-	-	125,000	$0.25	15 July 2014
150,000	-	150,000	-	-	-	$0.25	4 June 2015
150,000	-	-	-	150,000	-	$0.40	4 June 2015
150,000	-	-	-	150,000	-	$0.25	5 January 2015
150,000	-	-	-	150,000	-	$0.50	5 January 2015
100,000	-	-	-	-	100,000	$0.25	5 January 2015
100,000	-	-	-	-	100,000	$0.50	5 January 2015
300,000	-	-	-	-	300,000	$0.25	1 February 2016
3,100,000	-	-	-	700,000	2,400,000	$0.30	24 February 2016
125,000	-	-	-	-	125,000	$0.30	20 May 2014
-	400,000	-	-	-	400,000	$0.35	20 May 2014
-	600,000	-	-	-	600,000	$0.27	7 September 2016
8,268,000	1,000,000	310,000	70,000	1,305,000	7,583,000

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

f.	Share Purchase Options (continued)

During the nine month period ended 31 January 2012, the Company granted the following options and recognized the vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	31 January 2012 Vested Amount
14 June 2011	400,000	$0.35	$81,884	$81,884
7 September 2011	600,000	$0.27	124,404	-
	1,000,000		$206,288	$81,884

The total estimated fair value of the 1,000,000 options is $206,288, of which $81,884 has been recorded as share-based payments for the nine month period ended 31 January 2012. The offsetting entry is to stock options reserve.

During the year ended 30 April 2011, the Company granted the following options and recognized the vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	31 January 2012 Vested Amount
1 February 2011	300,000	$0.25	$45,030	$11,258
24 February 2011	3,100,000	$0.30	609,754	228,657
15 March 2011	125,000	$0.30	18,948	3,790
	3,525,000		$673,732	$243,705

The total estimated fair value of the 3,525,000 options is $673,732, of which $243,705 has been recorded as share-based payments. The offsetting entry is to stock options reserve.

During prior years, the Company granted the following options and recognized the vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	31 January 2012 Vested Amount
15 July 2009	125,000	$0.25	$8,613	$2,154
4 January 2010	150,000	$0.25	22,242	-
4 January 2010	150,000	$0.40	20,531	14,430
5 January 2010	150,000	$0.25	22,224	7,408
5 January 2010	150,000	$0.50	19,628	6,543
5 January 2010	100,000	$0.25	14,816	4,939
5 January 2010	100,000	$0.50	13,085	4,362
	925,000		$121,139	$39,836

The total estimated fair value of the 925,000 options is $121,139, of which $39,836 has been recorded as share-based payments. The offsetting entry is to stock options reserve.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

f.	Share Purchase Options (continued)

The fair value of each option granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Nine months ended 31 January 2012	Nine months ended 31 January 2011
Expected dividend yield	-	-
Expected stock price volatility	114.59%	-
Risk-free interest rate	1.98%	-
Expected life of options	4.20 years	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

g.	Share Purchase Warrants

As at 31 January 2012, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
4,624,166	$ 0.35	15 March 2012
322,143	$ 0.45	15 March 2012
3,000,000	$ 0.30	13 December 2013
2,166,070	$ 0.45	13 January 2013
1,291,667	$ 0.35	18 January 2013
310,000	$ 0.35	18 January 2013
105,000	$ 0.45	18 January 2013
4,037,726	$ 0.32	26 April 2013
558,500	$ 0.32	21 May 2013
243,250	$ 0.30	21 May 2013
16,658,522

During the nine month period ended 31 January 2012, 8,712,213 common share purchase warrants having a fair value of $674,444 were issued relating to private placements.

During the year ended 30 April 2011, 4,946,309 common share purchase warrants having a fair value of $331,618 were issued relating to private placements.

During the year ended 30 April 2011, 3,000,000 common share purchase warrants having a fair value of $675,570 were issued relating to the purchase of the remaining 50% interest in the unincorporated joint venture of the River Valley Platinum Group Metals project from Anglo Platinum Limited through its wholly-owned subsidiary, Kaymin Resources Ltd. (Notes 6a and 7b).

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

7.	Share capital (continued)

g.	Share Purchase Warrants (continued)

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes warrant-pricing model with the following weighted average assumptions:

	Nine months ended 31 January 2012	Nine months ended 31 January 2011
Expected dividend yield	-	-
Expected stock price volatility	101.74%	-
Average risk-free interest rate	1.98%	-
Average expected warrant life	1.5 years	-

Pricing models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase warrants.

8.	Income taxes

The Company has significant non-capital tax loss carry-forwards as well as accumulated Canadian and foreign exploration and development expenses that are available to reduce Canadian taxable income of future periods. Due to uncertainty surrounding the realization of future income tax assets, the Company has recognized a 100% valuation allowance against its future income tax assets. As such, no future income tax asset is recorded on the balance sheet.

9.	Related party transactions

The key management personnel compensation for the nine month periods ended 31 January 2012 and 2011 are as follows:

	31 January 2012	31 January 2011
Management and consulting fees	$520,295	$271,902
Salaries and wages	$90,178	$89,830
Share-based payments	$152,321	$58,409
	$762,794	$420,141

Included in amounts receivable at 31 January 2012 are amounts totalling $38,287 (30 April 2011 – $27,651) which are receivable for expense advances from Fire River, El Nino and Next Gen, companies with directors and officers in common.

All related party transactions are in the normal course of operations and measured at the exchange amount agreed to between the related parties.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

10.	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the exploration of its mineral properties. The Board of Directors have not established quantitative capital structure criteria for management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The properties in which the Company currently has interests are in the exploration stage and the Company is dependent on external financing to fund its activities. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company prepares annual expenditure budgets, which are updated as necessary. In addition, the Company may issue new equity shares, incur additional debt, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture agreements, or dispose of certain assets. The Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds from time to time to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the nine months ended 31 January 2012. The Company is not subject to externally imposed capital requirements.

11.	Financial instruments

Fair values

As at 31 January 2012, the Company’s carrying values of cash and cash equivalents, amounts receivable and trade payables approximate their fair values due to their short term maturity.

As at 31 January 2012	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Available-for-sale, at fair value	Other liabilities, at amortized cost
Cash and cash equivalents	Level 1	3,895,513	-	-	-
Amounts receivable	N/A	-	223,398	-	-
Available-for-sale investments	Level 1	-	-	1,027,985	-
Available-for-sale investments	Level 2	-	-	225,000	-
Share purchase warrants	Level 2	235,121	-	-	-
Equity investments	Level 1	-	-	603,960
Trade payables	N/A	-	-	-	224,424

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

11.	Financial instruments (continued)

Fair values (continued)

As at 30 April 2011	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Available-for-sale, at fair value	Other liabilities, at amortized cost
Cash and cash equivalents	Level 1	3,880,196	-	-	-
Amounts receivable	N/A	-	219,746	-	-
Available-for-sale investments	Level 1	-	-	4,164,605	-
Available-for-sale investments	Level 2	-	-	225,000	-
Share purchase warrants	Level 2	426,158	-	-	-
Trade payables	N/A	-	-	-	403,338

Disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair values is as follows:

Level 1:	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability.

Level3:	inputs to the valuation methodology are unobservable and significant tothe fair value measurement

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable. The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions. As at 31 January 2012, amounts receivable was mainly comprised of Harmonized Sales Tax receivable of $183,999 (30 April 2011 - $184,818) (Note 3). As a result, credit risk is considered insignificant.

Currency risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property. The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

11.	Financial instruments (continued)

Currency risk (continued)

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars. The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s significant foreign currency exposures:

	31 January 2012	30 April 2011

Cash and cash equivalents	US$664,796	US$946,242

The Company has not, to the date of these condensed consolidated interim financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. As at 31 January 2012, the Company had $3,895,513 (30 April 2011 - $3,880,196) in cash and cash equivalents to settle trade payables of $224,424 (30 April 2011 - $403,338) and, accordingly, liquidity risk is considered insignificant.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

12.	Segmented information

The Company’s only business activity is exploration and development of mineral properties.

The breakdown by geographic area for the nine month period ended 31 January 2012 is as follows:

	USA	Canada	Africa	Total
Assets	$199,041	$15,137,537	$249,268	$15,585,846
Mineral property costs	$199,041	$8,370,302	$249,268	$8,818,611
Loss for the period	$-	$2,710,984	$-	$2,710,984

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

12.	Segmented information (continued)

The breakdown by geographic area for the year ended 30 April 2011 is as follows:

	USA	Canada	Africa	Total
Assets	$-	$15,388,948	$186,693	$15,575,641
Mineral property costs	$-	$6,175,355	$186,693	$6,362,048
Loss for the year	$(817,098)	$(3,499,095)	$-	$(4,316,193)

13.	Commitments

a.

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman. Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits. The Chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place. This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement. The compensation under the original agreement was amended from $7,350 per month to $14,104 per month. The 5% increase under the original agreement was waived until 1 December 2009. All terms of the original agreement remained the same.

By amended agreement effective 1 April 2011, the Company amended the 1 December 2005 agreement as amended on 1 December 2008. The compensation under the amended agreement was further amended from $15,550 per month to $20,833 per month. The term of the amended agreement is for five years terminating on 31 March 2016. All terms of the original agreement remained the same.

Year end 30 April	2012	2013	2014	2015	2016	Total
Management agreement	$63,541	$263,594	$276,773	$290,612	$305,143	$1,199,663

b.	The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

14.	Subsequent events

The following events occurred during the period from the period ended 31 January 2012 to the date the condensed consolidated interim financial statements were authorized by the Board of Directors on 12 March 2012:

On 19 December 2011, the Company signed a ten year lease term agreement with City Square Property Holdings Inc. commencing on 1 April 2012 for a 4,900 sq. ft. with basic rent amounting to $22 to $29 per sq. ft. office space located at 555 West 12th Avenue, Vancouver, BC.

On 7 February 2012, the Company received its Mining Lease for its 100% owned River Valley PGM and Gold Property, 70 km from Sudbury, Ontario. The Mining Leases give the Company security of title on the land and

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

14.	Subsequent events (continued)

the exclusive right to mine the River Valley deposit. The Mining Leases include surface rights that allow for siting of project infrastructure and processing facilities. The Mining Leases are for a period of 21 years (commencing on 1 November 2011) and are renewable.

The Mining Leases cover an area of 5,381.1 hectares, including 4,756.2 hectares of Surface and Mining Rights and an additional 624.9 hectares of Mining Rights. The Mining Leases cover all of the NI43-101 mineral resources of the River Valley PGM Project.

On 10 February 2012, the Company paid US$105,000 to Somitra regarding the 1st anniversary payment agreement to acquire 100% interest in the properties of Kangara, Kalempo and Lhorosso, Burkina Faso, Africa. Also, the Company provided them a letter advising that it will not proceed with fulfilling the option.

15.	Transition to International Financial Reporting Standards

The Company has adopted IFRS with a transition date of 1 May 2010 (the “Transition Date”), the details of which are described in the condensed consolidated interim financial statements for the three months ended 31 July 2011. Under IFRS 1, “First-time adopted of International Financial Reporting Standards”, the IFRS are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to deficit unless certain exemptions are applied.

a.	Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, “Share-based Payment” to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the Transition Date. The Company elected not to apply IFRS 2 to equity instruments that vested prior to the Transition Date.

This resulted in an increase of stock options reserve as at the Transition Date of $36,851 with an increase in deficit of an equal amount, and an increase in share-based payment expense of $162,543 for the year ended 30 April 2011, of which $(10,134) and $(6,985) were adjusted for the three and nine month periods ended 31 January 2011, respectively.

b.	Flow-through Shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, the Company accounted for the issue of flow- through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, “Flow-through Shares”. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and an increase in deficit of $1,083,067 as at the Transition Date, and a decrease in share capital and an increase in flow-through tax liability of $77,314 for the year ended 30 April 2011.

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

c.	Reclassification within Equity

Under Canadian GAAP, “Contributed Surplus” was used to record the issuance of warrants, stock options and performance shares as well as shares to be issued and warrants to be issued. Upon adoption of IFRS, the balances in “Contributed Surplus” have been reclassified to “Stock options reserve”, “Warrants reserve” and "Performance shares reserve".

In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” that existed under Canadian GAAP into “Available-for-sale investments reserve”.

Reconciliation of Statement of Financial Position as at 31 January 2011:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

Assets
Current assets
Cash and cash equivalents		2,242,122	-	2,242,122
Amounts receivable		52,191	-	52,191
Prepaid expenses and deposits		51,758	-	51,758
Investments		4,077,133	-	4,077,133
		6,423,204	-	6,423,204
Non-current assets
Property, plant and equipment		88,759	-	88,759
Exploration and evaluation properties		4,690,282	-	4,690,282

Total assets		11,202,245	-	11,202,245

Liabilities
Current liabilities
Trade payables and accrued liabilities		33,667	-	33,667

Equity
Share capital	(b)	25,181,802	1,083,067	26,264,869
Contributed surplus	(c)	4,550,784	(4,550,784)	-
Accumulated other comprehensive income	(c)	448,074	(448,074)	-
Stock options reserve	(a)(c)	-	2,574,791	2,574,791
Warrants reserve	(c)	-	1,983,859	1,983,859
Performance shares reserve	(c)	-	22,000	22,000
Available-for-sale investments reserve	(c)	-	448,074	448,074
Deficit	(a)(b)	(19,012,082)	(1,112,933)	(20,125,015)
		11,168,578	-	11,168,578

Total liabilities and equity		11,202,245	-	11,202,245

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

Reconciliation of Statement of Loss and Comprehensive Loss for the Three Months Ended 31 January 2011:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

General and Administrative Expenses
Consulting fees		54,811	-	54,811
Corporate development		9,110	-	9,110
Depreciation		7,382	-	7,382
Director fees		5,500	-	5,500
Insurance, licenses & fees		8,356	-	8,356
Investor & shareholder relations		25,617	-	25,617
Legal		3,313	-	3,313
Management fees		64,567	-	64,567
Office		13,755	-	13,755
Rent		7,012	-	7,012
Salaries & benefits		51,886	-	51,886
Share-based payments	(a)	28,413	(10,134)	18,279
Telephone & utilities		3,291	-	3,291
Transfer agent and regulatory fees		5,960	-	5,960
Travel, lodging & food		10,219	-	10,219
Vehicle lease		3,057	-	3,057

Loss before other items		(302,249)	10,134	(292,115)

Other items
Foreign exchange, net		(10,164)	-	(10,164)
Gain on sale of available-for-sale securities		164,841	-	164,841
Interest and bank charges		(4,111)	-	(4,111)
Interest and other income		5,222	-	5,222

Net loss for the period		(146,461)	10,134	(136,327)

Other comprehensive income
Unrealized loss on available-for-sale securities		(158,700)	-	(158,700)

Comprehensive loss for the period		(305,161)	10,134	(295,027)

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

Reconciliation of Statement of Loss and Comprehensive Loss for the Nine Months Ended 31 January 2011:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

General and Administrative Expenses
Accounting & Audit		4,000	-	4,000
Consulting fees		136,806	-	136,806
Corporate development		53,758	-	53,758
Depreciation		22,145	-	22,145
Director fees		17,000	-	17,000
Insurance, licenses & fees		43,828	-	43,828
Investor & shareholder relations		85,013	-	85,013
Legal		12,623	-	12,623
Management fees		153,422	-	153,422
Office		40,654	-	40,654
Rent		30,526	-	30,526
Salaries & benefits		132,416	-	132,416
Share-based payments	(a)	65,394	(6,985)	58,409
Telephone & utilities		12,184	-	12,184
Transfer agent and regulatory fees		26,902	-	26,902
Travel, lodging & food		34,740	-	34,740
Vehicle lease		9,172	-	9,172

Loss before other items		(880,583)	6,985	(873,598)

Other items
Foreign exchange, net		(5,870)	-	(5,870)
Loss on sale of available-for-sale securities		(131,073)	-	(131,073)
Interest and bank charges		(5,245)	-	(5,245)
Interest and other income		17,276	-	17,276

Net loss for the period		(1,005,495)	6,985	(998,510)

Other comprehensive income
Unrealized gain on available-for-sale securities		841,576	-	841,576

Comprehensive loss for the period		(163,919)	6,985	(156,934)

Pacific North West Capital Corp. Notes to the Condensed Consolidated Interim Financial Statements For the three and nine months ended 31 January 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars)

15.	Transition to International Financial Reporting Standards (continued)

Reconciliation of Statement of Cash Flows for the Nine Months Ended 31 January 2011:

	Notes	Canadian GAAP $	IFRS Adjustments $	IFRS $

Cash flows used in operating activities
Loss for the period		(1,005,495)	6,985	(998,510)
Items not affecting cash:
Depreciation		22,145	-	22,145
Foreign exchange gain		62,187	-	62,187
Loss on sale of available-for-sale securities		(131,073)	-	(131,073)
Share-based payments	(a)	65,394	(6,985)	58,409
Changes in non-cash operating working capital:
Amounts receivable		36,971	-	36,971
Prepaid expenses and deposits		(11,728)	-	(11,728)
Trade payables and accrued liabilities		(63,285)	-	(63,285)

		(1,024,884)	-	(1,024,884)

Cash flows used in investing activities
Exploration and evaluation expenditures		(779,688)	-	(779,688)
Purchase of property, plant and equipment		(4,009)	-	(4,009)
Purchase of available-for-sale securities		(1,624,039)	-	(1,624,039)
Sale of available-for-sale securities		1,199,061	-	1,199,061

		(1,208,675)	-	(1,208,675)

Decrease in cash and cash equivalents		(2,233,559)	-	(2,233,559)

Cash and cash equivalents, beginning of period		4,475,681	-	4,475,681

Cash and cash equivalents, end of period		2,242,122	-	2,242,122